Exhibit (a)(1)(xiii)

PRESS RELEASE

Fintech Telecom and Affiliates Announce Extension of Tender Offer for Class B Shares and ADSs of Telecom Argentina

**********************************************

New York, NY, October 5, 2016 — Fintech Telecom, LLC (“Fintech Telecom”), along with its affiliates Fintech Advisory Inc. and David Martínez, announced today the extension of the expiration of its previously announced all-cash tender offer in the U.S. (the “U.S. Offer”) for all outstanding Class B Shares held by U.S. holders and all outstanding American depositary shares (“ADSs”) of Telecom Argentina S.A. to 5:00 p.m., New York City time, on October 28, 2016 (the “New Expiration Time”), unless further extended. The U.S. Offer was previously scheduled to expire at 5:00 p.m., New York City time, on October 21, 2016. The deadline for holders to submit tax cost certificates in respect of Argentine capital gains tax withholding to Computershare Trust Company, N.A., the U.S. receiving agent for the U.S. Offer (the “U.S. Receiving Agent”), is 11:59 p.m., New York City time, on October 21, 2016, which is the date that is five business days prior to the New Expiration Time.

Except for the extension of the Expiration Time and the deadline for submission of tax cost certificates described in this press release, all other terms and conditions of the U.S. Offer will remain in full force and effect. The U.S. Receiving Agent has advised Fintech Telecom that, as of 5:00 p.m., New York City time, on October 5, 2016, no Class B Shares or ADSs have been validly tendered pursuant to the U.S. Offer.

The expiration of the simultaneous offer by Fintech Telecom in Argentina (the “Argentine Offer”), in accordance with the tender offer rules of the Republic of Argentina, to purchase all outstanding Class B Shares of Telecom Argentina not owned by Fintech Telecom or its affiliates has been extended to 1:00 p.m., Buenos Aires time, on October 28, 2016. The Argentine Offer was previously scheduled to expire at 1:00 p.m., Buenos Aires time, on October 21, 2016.

Additional Information

This press release is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of TEO. Complete terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase, Letter of Transmittal and other related materials that were filed by the Bidders with the SEC on September 15, 2016. Copies of the U.S. Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from D.F. King & Co., Inc., the U.S. information agent for the U.S. Offer, toll free at (866) 721-1211, or for bankers and brokers, at (212) 269-5550 or via email at teco@dfking.com. The receiving agent in the U.S. for purposes of the U.S. Offer is Computershare, Inc.

For further information please contact:

Julio R. Rodriguez, Jr.

Fintech Telecom, LLC

375 Park Avenue, 38th Floor

New York, New York 10152

Telephone: (212) 593-4500